United States Securities and Exchange Commission

March 10, 2018

March 10, 2018

VIA EDGAR

United States Securities and Exchange Commission

Attention: Kevin J. Kuhar, Accounting Branch Chief

Office of Electronics and Machinery

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Remedent, Inc.

Form 10-K for the year ended March 31, 2017

Filed July 29, 2017

Form 10-Q for the Quarterly Period Ended December 31, 2017

Filed February 14, 2018

File No. 1-15975

Dear Mr. Kuhar:

This letter is in response to the Staff’s letter of March 30, 2018, and addresses the comments stated therein relating to the Company’s Form 10-K for the year ended March 31, 2017 (“Form 10-K”) and Form 10-Q for the quarterly period ended December 31, 2017 (“Form 10-Q”).

Form 10-K for Fiscal Year Ended March 31, 2017

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Comprehensive Income (Loss), page F-4

1.	We note that you begin this statement with net income excluding noncontrolling interests. Please revise future filings to provide amounts for both net income and comprehensive income attributable to the parent along with net income and comprehensive income attributable to the non-controlling interest on the face of this statement. Refer to ASC 220-10-45-5 and 810-10-50-1A(a). This comment also applies to your statement of comprehensive income in your December 31, 2017 Form 10-Q.

RESPONSE: We acknowledge Staff’s comment. We will revise future filings to provide amounts for both net income and comprehensive income attributable to the parent along with net income and comprehensive income attributable to the non-controlling interest on the face of this statement.

Note 19. Income Taxes, page F-19

2.	We note the amounts reflected as total income tax for fiscal years ended March 31, 2017 and 2016 do not agree to the line item “income tax recovery (expense)” on the statement of operations on page F-3. Please clarify for us the differences between the disclosed amounts and revise this footnote in future filings to provide the significant components and amount of income tax expense attributable to continuing operations as required by ASC 740-10-50-9 and 50-10 .

RESPONSE: We acknowledge Staff’s comments. We have reviewed the discrepancies of $434 and $873 respectively and determined they were as a result of rounding. We will revise future filings to ensure there are no rounding discrepancies.

United States Securities and Exchange Commission

March 10, 2018

3.	In this regard, we note the last sentence before the table describes it as being for the years ended March 31, 2016 and March 31, 2015. Revise future filings to properly label the periods presented in the filing

RESPONSE: We acknowledge Staff’s comments. We will revise future filings to properly label the periods presented in the filing.

Note 16 – Financial Instruments, page F-21

4.	You designate the “Long Term investment and advance – GlamSmile Dental Technology Asia” as level 2 and describe it as such in the last sentence before the table on page F-22. However, in your March 15, 2016 response to comment 7 of our letter dated March 3, 2016, you indicated that the designation of this asset as level 2 was a typographical error and that it really should have been classified as a level 3 investment. Please tell us the reasons for any change in the classification of the asset or revise the note in future filings to properly disclose this investment as level 3.

RESPONSE: We acknowledge Staff’s comments. We will revise future filings to properly classify the asset as a level 3 investment.

5.	In this regard, revise the disclosure in future filings to provide a description of the valuation technique and the level 3 inputs used in the fair value measurement of Long Term investment and advance – GlamSmile Dental Technology Asia. Refer to ASC 820-10-50-2(bbb).

RESPONSE: We acknowledge Staff’s comments. We will revise future filings to provide a description of the valuation technique and the level 3 inputs used in the fair value measurement of Long Term investment and advance – GlamSmile Dental Technology Asia.

Form 10-Q for the Quarterly Period Ended December 31, 2017

Consolidated Statement of Cash Flows, page 6

6.	You reconcile net cash flows from operating activities to net income excluding noncontrolling interest. Tell us how this complies with ASC 230-10-45-28 which references the reconciliation of “net income” and net cash flows from operating activities and ASC 810-10-45-19 which indicates that net income should include the amounts attributable to the owners of the parent as well as the noncontrolling interest. Otherwise, please revise future filings to reconcile your net cash flows from operating activities to the amount you present for net income before noncontrolling interest.

RESPONSE: We acknowledge Staff’s comment. We will revise future filings to reconcile our net cash flows from operating activities to the amount we present for net income before noncontrolling interest.

United States Securities and Exchange Commission

March 10, 2018

The Company confirms that:

(a)    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

(c)    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or for further discussions relating to this matter please feel free to contact me via mail philippeva@remedent.be or at

+32 9 241 58 80

Sincerely, /s/ Philippe Van Acker Philippe Van Acker Chief Financial Officer